EXPENSE LIMITATION AGREEMENT

360 FUNDS

This Agreement is effective as of March 25th, 2013, by and between the series of shares of 360 Funds, a Delaware statutory trust (the “Trust”) identified on Exhibit A hereto (each, a “Fund”) and Snow Capital Management LP, a Pennsylvania limited partnership (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated February 4, 2005, as amended, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type; and

WHEREAS, each Fund is a series of the Trust; and

WHEREAS, each Fund and the Adviser have entered into an Investment Advisory Agreement dated March 25, 2013, (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Fund; and

WHEREAS, each Fund and the Adviser have determined that it is appropriate and in the best interests of such Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the Fund’s expense ratios within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           Expense Limitation.

(a)           Applicable Expense Limit.  To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser (but excluding interest, taxes, brokerage fees and commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, interest and dividend expense on securities sold short, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by a Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b)           Operating Expense Limit.  Each Fund’s maximum Operating Expense Limit in any year shall be in the amount set forth on Exhibit A.

(c)           Method of Computation.  To determine the Adviser’s liability with respect to the Excess Amount for a Fund, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month.  If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized

Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay the Excess Amount.

(d)           Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to a Fund with respect to the previous fiscal year shall equal the Excess Amount.

(e)           Recapture.  If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be repaid to the Adviser by the respective Fund in the first, second and third year following the year in which any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the Operating Expense Limit with respect to the average daily net assets of the Fund (or any lower expense limitation or limitations to which the parties may otherwise agree).

2.         Term and Termination of Agreement.

This Agreement with respect to each Fund shall continue in effect until the first day of May 2014, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”).  Nevertheless, this Agreement may be terminated by either party hereto, either in whole, or with respect to any Fund listed on Exhibit A, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3.         Miscellaneous.

(a)           Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)           Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

(c)           Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be effective as of the day and year first above written.

360 FUNDS, ON BEHALF OF THE FUNDS LISTED ON EXHIBIT A

By:	/s/ Chris Anci
Chris Anci, Trustee

SNOW CAPITAL MANAGEMENT, LP

By:	/s/ Carl Vuono
Carl Vuono, Chief Operating Officer

EXHIBIT A

Name of Fund	Operating Expense Limit
Snow Capital Dividend Plus Fund	1.00% of average daily net assets
Snow Capital Focused Value Fund	1.15% of average daily net assets
Snow Capital Hedged Equity Fund	1.25% of average daily net assets
Snow Capital Market Plus Fund	0.75% of average daily net assets
Snow Capital Inflation Advantaged Equities Fund	1.25% of average daily net assets
Snow Capital Mid Cap Value Fund	1.00% of average daily net assets

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